Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco International Development Limited

(Incorporated in Hong Kong with limited liability)

Website: www.melco-group.com

(Stock Code: 200)

DISCLOSEABLE TRANSACTION

INVESTMENT IN MACAO SAR GOVERNMENT GUIDANCE FUND NO. 2,

LIMITED PARTNERSHIP FUND

INVESTMENT IN THE FUND

On 23 October 2026, Melco Macau, an indirect subsidiary of the Company entered into the LPA and the Subscription Agreement to subscribe for Interests in the Fund (a Macau Government guidance fund), with a total capital commitment of MOP828.0 million (equivalent to approximately HK$803.2 million), representing approximately 9.2% of the aggregate commitments of MOP9,000.0 million (equivalent to approximately HK$8,730.0 million) to be made by all Limited Partners. Capital contributions to the Fund are made by Melco Macau in furtherance of its non-gaming investment obligations under the Concession Contract.

The Fund is being established by the Macau SAR solely for the fulfilment of specified policy purposes. The term of the Fund commences on the Closing Date and continues until the fifteenth anniversary of the Closing Date, unless extended for up to two one-year periods or dissolved and liquidated earlier in accordance with the LPA and applicable laws.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the Transaction is 5% or more but all of the applicable percentage ratios are less than 25%, the Transaction constitutes a discloseable transaction of the Company and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

INTRODUCTION

On 23 October 2026, Melco Macau entered into (i) the LPA with the General Partner, the Management Entity and the other Limited Partners; and (ii) the Subscription Agreement with the General Partner, in relation to the subscription by Melco Macau for Interests in the Fund with a total capital commitment of MOP828.0 million (equivalent to approximately HK$803.2 million).

THE FUND

The Fund is a Macau Government guidance fund in the form of a limited partnership fund established under the Investment Funds Law and the Government Guidance Fund Management Regime solely for the fulfilment of specified policy purposes. Melco Macau’s subscription pursuant to the Subscription Agreement is made in fulfilment of its non-gaming investment obligations and undertakings under the Concession Contract.

The Fund shall invest in commercially sustainable projects that fall within the following scope:

(i)

areas that promote the appropriate diversification of Macao’s economy, in particular investment projects that introduce emerging industries, drive industrial transformation and upgrading, support the commercialisation of scientific and technological achievements, and support the development of technology start-ups;

(ii)	areas consistent with national development strategies, industrial upgrading, technological innovation and livelihood protection;

(iii)	areas consistent with Macao’s strategic development positioning that make full use of its unique advantages;

(iv)	investment projects supporting the coordinated development of Macao with the Guangdong-Macao In-depth Cooperation Zone in Hengqin and with the Guangdong-Hong Kong-Macao Greater Bay Area; and

(v)	other investment projects that are consistent with the policy direction of the Macao government.

PRINCIPAL TERMS OF THE LPA

The principal terms of the LPA are summarised below:

Date

23 October 2026

Parties

(1)	the General Partner;

(2)	the Management Entity; and

(3)	the Limited Partners.

Commitments

The aggregate commitments of all Limited Partners amount to MOP9,000.0 million (equivalent to approximately HK$8,730.0 million). The commitment of each Limited Partner is as set out in its subscription agreement. The General Partner may make a commitment of up to MOP10.0 million (equivalent to approximately HK$9.7 million) to the Fund, which amount will be notified in writing by the General Partner to all Limited Partners after the Closing Date.

Melco Macau’s total commitment to the Fund is MOP828.0 million (equivalent to approximately HK$803.2 million), representing approximately 9.2% of the aggregate commitments of MOP9,000.0 million (equivalent to approximately HK$8,730.0 million) to be made by all Limited Partners. No Limited Partner is required to make capital contributions in excess of its unfunded commitment, and no new limited partners will be admitted, nor will commitments be increased, after the Closing Date. Such capital contributions will be payable in installments in accordance with the LPA.

The amount of capital contribution to be made by Melco Macau was determined after arm’s length negotiations with reference to the expected capital requirements of the Fund and the non-gaming investment commitment of Melco Macau under the Concession Contract. Such capital commitment is currently expected to be funded by the Group’s internal financial resources.

For the purposes of calculating the investment obligations performed by Melco Macau under the Concession Contract, the capital contributions made by it to the Fund shall be deemed to have fulfilled investment obligations in the same amount.

Term

The term of the Fund is separate from the term of the Concession Contract. It commences on the Closing Date and continues until the fifteenth anniversary of the Closing Date, unless extended for up to two one-year periods or dissolved and liquidated earlier in accordance with the LPA and applicable laws.

Management

The General Partner and/or the Management Entity shall have full responsibility for the management and operation of the Fund and its portfolio investments, subject to the LPA and applicable laws. The Limited Partners will not participate in the day-to-day management or operation of the Fund.

Expenses

Except for costs and expenses expressly allocated to the Fund or the partners under the LPA, the Management Entity will bear the Fund’s organisational, routine operating, acquisition and disposition expenses out of the management fee. The Fund will bear investment costs and third-party performance evaluation expenses, while the Fund or the relevant Limited Partners will bear taxes and certain non-routine or investment-related expenses as provided in the LPA, with directly related expenses generally allocated to participating Limited Partners and other Fund-level expenses allocated among Limited Partners by reference to their commitments.

Distributions

Distributable proceeds attributable to a portfolio investment will be allocated among the participating partners in accordance with their respective sharing percentages and distributed to the Limited Partners in full, subject to the LPA’s provisions on reinvestment, temporary investments, reserves and applicable law.

Transfer restrictions

Transfers of Interests by Limited Partners are subject to the restrictions under the LPA, including the consent of the General Partner or the Management Entity and applicable laws. The Interests are not traded on any stock exchange or public market.

Liability of Limited Partners

The liability of each Limited Partner is generally limited to its commitment to the Fund, except as otherwise required by applicable laws or expressly provided in the LPA.

PRINCIPAL TERMS OF THE SUBSCRIPTION AGREEMENT

Date

23 October 2026

Parties

(1)	Melco Macau; and

(2)	the General Partner.

Pursuant to the Subscription Agreement, Melco Macau agreed to subscribe for Interests in the Fund with a commitment of MOP828.0 million (equivalent to approximately HK$803.2 million) and agreed to become a Limited Partner upon acceptance of its subscription.

Among other things, Melco Macau and the General Partner have provided customary representations, warranties and acknowledgements to each other under the Subscription Agreement.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Fund is a Macau Government guidance fund established by the Macau SAR pursuant to the Investment Funds Law and the Government Guidance Fund Management Regime. The investment by Melco Macau in the Fund is made in furtherance of its non-gaming investment obligations under the Concession Contract and reflects the Group’s commitment to supporting the sustainable development and economic diversification of Macau.

Capital contributions made by Melco Macau to the Fund shall be deemed to have fulfilled investment obligations in the same amount under the Concession Contract. As such, the Transaction is currently not expected to materially affect the Company’s financial position.

The Directors (including the independent non-executive Directors) are of the view that, the terms of the LPA and the Subscription Agreement are fair and reasonable and in the interests of the Company and its shareholders as a whole.

INFORMATION ON THE PARTIES

The Company and Melco Macau

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments. Melco Macau is a limited liability company (sociedade anónima) incorporated under the laws of Macau and an indirect subsidiary of the Company. It is one of the six Gaming Concessionaires authorised by the Macau Government to operate casino games in Macau.

The General Partner and the Management Entity

Each of the General Partner and the Management Entity is a limited liability company incorporated under the laws of Macau. Each of them is ultimately controlled by the Macau Government. To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, each of the General Partner, the Management Entity and their ultimate beneficial owners are third parties independent of the Company and its connected persons.

The other Limited Partners

The other Limited Partners are MGM Grand Paradise, S.A., Galaxy Casino, S.A., Venetian Macau, S.A., Wynn Resorts (Macau), S.A. and SJM Resorts, S.A., each of which is a Gaming Concessionaire.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, none of the other Limited Partners or their respective ultimate beneficial owners is a connected person of the Company.

LISTING RULES IMPLICATIONS

As the highest applicable percentage ratio (as defined under the Listing Rules) in respect of the Transaction is 5% or more but all of the applicable percentage ratios are less than 25%, the Transaction constitutes a discloseable transaction of the Company and is therefore subject to the reporting and announcement requirements under Chapter 14 of the Listing Rules.

DEFINITIONS

The following terms have the following meanings in this announcement, unless the context otherwise requires:

“Board”	the board of Directors

“Closing Date”	the date on which the Fund completes its commercial registration under the Investment Funds Law

“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and having its shares listed and traded on the Main Board of the Stock Exchange

“Concession Contract”

the concession contract for the operation of games of fortune and chance in casinos entered into between the Macau SAR and Melco Macau for the concession period commencing on 1 January 2023 and ending on 31 December 2032

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the directors of the Company

“Fund”	Macao SAR Government Guidance Fund No. 2, Limited Partnership Fund (澳門特別行政區政府引導基金二號有限合夥基金), a government guidance fund in the form of a limited partnership fund established under the laws of Macau

“Gaming Concessionaires”	the six gaming concessionaires in Macau, being the Limited Partners

“General Partner”	Macau Project Management (No.2) Limited (澳門項目管理(二號)一人有限公司 ), a limited liability company incorporated under the laws of Macau and the general partner of the Fund

“Government Guidance Fund Management Regime”	Administrative Regulation No. 26/2026 of Macau (Government Guidance Fund Management Regime)

“Group”	the Company and its subsidiaries from time to time

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Interests”	the units and interests in the Fund subscribed for by Melco Macau under the LPA and the Subscription Agreement

“Investment Funds Law”	Law No. 11/2025 of Macau (the Investment Funds Law)

“Limited Partners”	the limited partners of the Fund, namely MGM Grand Paradise, S.A., Galaxy Casino, S.A., Venetian Macau, S.A., Melco Macau, Wynn Resorts (Macau), S.A. and SJM Resorts, S.A.

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“LPA”	the limited partnership agreement dated 23 October 2026 entered into among the General Partner, the Limited Partners and the Management Entity in relation to the Fund

“Macao SAR” or “Macau” or “Macau SAR”	the Macau Special Administrative Region of the People’s Republic of China

“Macau Government”	the government of Macau

“Management Entity”	Macau Investment and Management Company Limited (澳門投資管理有限公司), a limited liability company incorporated under the laws of Macau and the management entity of the Fund

“Melco Macau”	Melco Resorts (Macau), S.A. (新濠博亞(澳門)股份有限公司), a limited liability company (sociedade anónima) incorporated under the laws of Macau and an indirect subsidiary of the Company

“MOP”	Macau Pataca, the lawful currency of Macau

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Agreement”	the subscription agreement dated 23 October 2026 entered into between Melco Macau and the General Partner in relation to the subscription by Melco Macau for Interests in the Fund

“Transaction”

the subscription by Melco Macau for Interests in the Fund with a total capital commitment of MOP828.0 million (equivalent to approximately HK$803.2 million) pursuant to the LPA and the Subscription Agreement

“%”	per cent.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 23 October 2026

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of MOP1.00 = HK$0.97 for illustration purposes only. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises four Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director), Mr. Chung Yuk Man, Clarence and Mr. Geoffrey Stuart Davis (Chief Financial Officer); and three Independent Non-executive Directors, namely Mr. Tsui Che Yin, Frank, Ms. Karuna Evelyne Shinsho and Mr. Ko Chun Fung, Henry.